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Mr. John Reynolds

Assistant Director, Office of Emerging Growth Companies

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop: 0511

Re:	Amendment No. 2 to Registration Statement on Form SB-2 (Registration No. 333-122431) of Orion Acquisition Corp. II

Dear Mr. Reynolds:

On behalf of Orion Acquisition Corp. II, a Delaware corporation (the “Registrant”), we hereby set forth the following information in response to the comments contained in the letter dated April 28, 2005, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The comments of the Staff contained in that letter are repeated in this letter below, and are followed by a summary of the responsive actions taken, and, as applicable, supplemental information provided to the Staff. Amendment No. 3 to the Registration Statement on Form SB-2 of the Registrant, filed with the Commission on May 2, 2005 (the “Amendment No. 3”), reflects the Registrant’s responses to the Staff’s comments.

In addition to the supplemental and other information provided to the Staff in connection with this letter, the Registrant has enclosed herewith as a courtesy to the Staff four (4) paper copies of Amendment No. 3, each of which has been marked to reflect the cumulative revisions made by the Registrant to the Registration Statement on Form SB-2, as amended by Amendment No. 2 thereto, filed with the Commission on April 25, 2005 (the “Amendment No. 2”).

For purposes of this letter, we have used the term “Registration Statement” to refer to the Registration Statement on Form SB-2 of the Registrant, as initially filed with the Commission on January 31, 2005, exclusive of any amendments subsequent thereto; the term “Amendment No. 1” to refer to Amendment No. 1 to the Registration Statement and the term “Amended Registration Statement” to refer to the Registration Statement, as amended by Amendments No. 1 through 3 thereto.

* * *

May 2, 2005

General

1.	We note that the selling shareholder table reflects the registration, for resale, of 1,290,322 shares held by Special Situations Private Equity Fund, L.P.; 967,742 shares held by Special Situations Fund III, L.P.; 652,114 shares held by Joseph J. Grano, Jr.; 322,581 shares held by Special Situations Cayman Fund, L.P.; and 32,258 shares held by Joseph F. Barletta. In light of the company’s representation in its supplemental response to our prior comment I; specifically, that it has “revised the terms of the offering to include only selling stockholders who are non-affiliates of the [r]egistrant, and who are neither broker-dealers nor affiliates or associates of broker-dealers,” it appears that the shares held by these entities and/or individuals should be removed from the registration statement. Revise or advise.

We respectfully submit that none of Special Situations Private Equity Fund, L.P., Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P. (together, the “SSF Entities”), Joseph J. Grano, Jr. (“Grano”) or Joseph Barletta (“Barletta” and, collectively with the SSF Entities and Grano, the “Subject Stockholders”) is an affiliate of the Registrant, nor is any a broker-dealer or an affiliate of a broker-dealer.

“Affiliate” Status

The term “affiliate” is defined in Rule 405 under the Act as a “person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with,” an issuer. The term “control” is defined in Rule 405 under the Act as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

The Staff has consistently taken the position that the determination of “control” status is dependent in large part on the facts and circumstances involved and, therefore, has declined to state definitively what circumstances will result in a person being deemed to be in “control” of an issuer. There is little beyond the above-described provisions that provides any guidance as to whether a person will be considered in “control” in a particular case. See, e.g., First Gen’l Resources Co., SEC No-Action Letter, [1988-89 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 78,251 at 78,253 (Aug. 23, 1988) (“[t]he Division [of Corporation Finance] has historically declined to express any view on the affiliation of any person to an issuer of securities on the ground that the question is a matter of fact best determined by the parties and their advisors.”) The governing case

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law similarly fails to provide any definitive legal standards that may be applied to determine whether a person is in “control.” As a result, resolution of this issue necessarily turns on a consideration of the specific facts and circumstances surrounding each case. See generally 4 Louis Loss and Joel Seligman, Securities Regulation 1703-27 (3d ed. 1990) (listing many of the factors weighed in determining whether a person is in “control”); A.A. Sommer, Jr., Who’s “In Control”? — SEC, 21 Bus. Law. 559, 575 (1966) (same); see also In re Chicago Corp., Investment Co. Act Rel. No. 1203, 28 S.E.C. 463, 1948 SEC LEXIS 579 (Aug. 24, 1948) (discussing factors relevant to determining whether an investment company held the power to exercise a “controlling influence” over the management or policies of a company under the Investment Company Act of 1940).

The clearest indication of “control” is where a person or group owns a simple majority of the outstanding voting shares of a corporation. Thus, where one corporation owned 51% of the outstanding stock of a second corporation, the Commission has held that it was “unquestioned” that the corporation owning such stock controlled the second corporation. In re W.H. Bell & Co., Exchange Act Rel. No. 34-4292, 29 S. E. C. 709, 1949 WL 818, at *3 (Aug. 4, 1949); see also SEC v. North Am. Res. and Dev. Corp., 424 F.2d 63, (2d Cir. 1970) (three co-conspirators in securities fraud were in control where collectively they owned 96.8 % of a corporation’s outstanding stock). At the same time, it should be noted that stockholdings of less than 51% may be sufficient to establish that a person or group is in control of an issuer. See, e.g., United States v. Wolfson, 405 F.2d 779, 781 (2d Cir. 1968) (corporation’s largest individual stockholder was in “control” where, in conjunction with his family and “right-hand man,” he owned over 40% of the outstanding shares), cert. denied, 394 U.S. 946 (1969); see also In re Thompson Ross Sec. Co., Exchange Act Rel. No. 2455, 6 S. E. C. 1111, 1940 SEC LEXIS 404, at * 18 (Mar. 25, 1940) (“‘Control’ is not synonymous with the ownership of 51% of the voting stock of a corporation. Where power exists to direct the management and policies of a corporation, ‘control’ within the meaning of Section 2(11) exists even though the persons who possess that power do not own a majority of the corporation’s voting stock.”). Indeed, depending on the distribution of the other shares and the relationships that the shareholder has with other shareholders, to be in “control” it may not be necessary to own much stock at all, if any. See, e.g., Pennaluna & Co. v. SEC, 410 F.2d 861, 866 (9th Cir. 1969) (“it is not necessary that one be . . . a shareholder to be a controlling person”), cert. denied, 396 U.S. 1007 (1970); see also American Standard, SEC No-Action Letter, 1972 SEC No Act. LEXIS 3787 at *1 (Oct. 11, 1972) (referring to a person’s status as a “10% shareholder” as one of the indicia of “control”).

Although there is no statute or case law that declares ownership of 10% or more of the voting stock of a corporation to be the equivalent of “control,” commentators have noted that 10% ownership “has become something of a benchmark and when this is encountered a red warning flag should run up.” Sommer, supra, at 568-69. This is because Schedule A to the Act, the proxy statement rules and many of the Commission’s registration forms require certain disclosure of 10% owners; in addition, the reporting and

May 2, 2005

penalty provisions of the Securities Exchange Act of 1934 apply to 10% owners, and 10% ownership is sufficient to deem a stockholder a “holding company” under the Holding Company Act. However, applicable cases and Commission no-action letters suggest that 10% ownership requires other indicia of “control” before one will be deemed an “affiliate.” First, the Commission has stated that “a person’s status as an officer, director, or owner of 10% of the voting securities of a company is not necessarily determinative of whether such person is a control person or member of a controlling group of persons,” but instead just one factor to be considered. American-Standard, 1972 SEC No-Act. LEXIS 3787, at *1. Second, both case law and the Commission have found 10% stockholders to not have control where some other entity with greater stockholdings or power to control existed. Essex Universal Corp. v. Yates, 305 F.2d 572, 579 (2nd Cir. 1962) although not a securities case, indicated that where a stockholder owns a large enough percentage of stock to indicate control (28.3% in Essex), any presumption of control that arises should be rebuttable if the stockholder can show that there was at the time of the transaction “some other organized block of stock of sufficient size to outvote the block” owned by the stockholder. See also SEC v. American Beryllium & Oil Corp., 303 F. Supp. 912, 915 (S.D.N.Y. 1969) (where one person was clearly a “controlling” person within the meaning of the Act, it was unlikely that others could be found to be controlling persons except by virtue of their association with that one person). Commission no-action letters also support this conclusion. See, e.g., Mark Controls Corporation, 1972 SEC No-Act. LEXIS 3008, in which the Commission did not recommend any action where the stockholder in question owned 14.8% of Mark Control’s common stock, while management owned 14% and a group that consistently supported management owned another 22%.

Service as an officer or membership on the board of directors of a corporation is another factor that will be considered when determining whether that person is in “control.” See, e.g., In re Resources Corp. Int’l, Securities Act Rel. No. 2294, 7 S.E.C. 689, 1940 SEC LEXIS 344, at *53-55 (July 11, 1940) (finding control where, among other things, individuals were all officers, board members, and members of executive committee). However, the mere representation on a board of directors, absent other indicia of “control,” is not necessarily dispositive of the issue. See, e.g., Wilko v. Swan, 127 F. Supp. 55, 57 (S.D.N.Y. 1955) (upholding special verdict by jury that director of corporation did not directly or indirectly control such corporation); see also Loss, supra, at 1724 (“a person’s being an officer or director does not create any presumption of control”) (emphasis in original). Indeed, in response to a direct inquiry from American-Standard as to whether “merely being an executive officer or director of a large, publicly-owned company . . . would be enough without more to establish a presumption that any of such executive officers or directors is a member of a ‘controlling group’” under Rule 144, the Commission responded that:

a person’s status as an officer, director, or owner of 10% of the voting securities of a company is not necessarily determinative of whether such person is a control person or

May 2, 2005

member of a controlling group of persons. His status as an officer, director or 10% shareholder is one fact which must be taken into consideration, but, as you recognize, an individual’s status as a control person or as a member of a controlling group is still a factual question which must be determined by considering other relevant facts in accordance with the test set forth in Rule 405 under the Act.

American-Standard, 1972 SEC No-Act. LEXIS 3787, at *1.

Even where a person has insignificant stockholdings and/or does not serve the corporation as an officer or director, he still may be found to be in “control” if he is among a group of persons who collectively have the ability directly or indirectly to affect a company’s management or policies. See, e.g., Pennaluna & Co. v. SEC, 4 1 0 F. 2d 861, 866 (9th Cir. 1969) (person with minuscule stockholdings who did not serve as officer or director was nevertheless in “control” because of his close relationship to others who clearly were among “control group”), cert. denied, 396 U.S. 1007 (1970) SEC v. MicroMoisture Controls, Inc., 148 F, Supp. 558, 562 (S.D.N.Y. 1957) (individuals were members of “control group” where they were “acting together and in concert for a common purpose”), aff’d sub nom., 270 F.2d 241 (2d Cir. 1959). Where a “control group” has been found to exist, its membership usually has been determined by reference to: (a) the parties which effectively have control over others in the group (see, e.g., Wolfson, 405 F.2d at 779 (individual, his immediate family, and his “right hand man” were in “control” where collectively they owned 40% of the company’s outstanding stock); American Beryllium, 303 F. Supp. at 915 (control group member is in “control” to the extent it can influence the group)); (b) the relationships among group members based upon familial, business, or social ties (see, e.g., SEC v. Antoine Silver Mines, Ltd., 299 F. Supp. 414, 416 (N.D. I11. 1968) (father was member of control group where son had beneficial ownership of all shares of company and acted on father’s behalf); SEC v. Franklin Atlas Corp., 154 F. Supp. 395, 398 (S.D.N.Y. 1957) (person was in “control” where, among other things, his sister was secretary, treasurer, and director of company who abided by his wishes)); or (c) a common purpose or motive (see, e.g., SEC v. International Chem. Dev. Corp., 469 F.2d 20, 30 (10th Cir. 1972) (active participant in securities fraud deemed in “control”); SEC v. Bond and Share Corp., 229 F. Supp. 88, 96 (W.D. Okla. 1963) (person was member of control group where he assisted and collaborated in scheme whereby the public was defrauded)).

It is not necessary that a person be a shareholder, officer, or director to be deemed in “control” of a company. Indeed, the Commission has emphasized that “a person’s status as an officer, director, or owner of 10% of the voting securities of a company is not necessarily determinative of whether such person is a control person or member of a controlling group of persons.” American Standard, 1972 SEC No-Act. LEXIS 3787, at

May 2, 2005

*1. In those cases or rulings that have considered the issue, the following additional factors have also been found relevant in determining whether a person is “control” under the Act:

•	Substantial Business Relationship with Company. “Control” has been found where one person provides the majority of a company’s business, and can successfully cut that business off at any time. See In re S.T. Jackson & Co., Exchange Act Rel. No. 4459, 1950 SEC LEXIS 320, *19 (June 23, 1950) (“control” existed where one company furnished 70% of other company’s business).

•	Ability to Control Proxy Machinery or to Win a Proxy Contest. A person’s ability to control proxy machinery or to secure sufficient proxies to direct the corporation’s policies and management has been noted as one of the indicia of control. See, e.g., Chicago Corp., 1948 SEC LEXIS 579, at *28 (“controlling influence” indicated under the Investment Company Act where person could prevail in the event of a disagreement and oust present management); see also Loss, supra, at 1720 whether a person has the power to “break quorum” by abstaining from attending the stockholder’s meeting or giving a proxy is one factor that may evidence control).

•	Familial or Social Relationships with Officers or Directors. Often in cases where “control” is found to exist, the controlling party does not hold an office or serve as a director, but has substantial personal relationships with others who do. See, e.g., Antoine, 299 F. Supp. at 416 n.1 (person’s status as a controlling person indicated by his son’s beneficial ownership of all of company’s shares); S.T. Jackson, 1950 SEC LEXIS 320, at *18 (wife and son served on board; other board members had social or business ties); Resources Corp., 1940 SEC LEXIS 344, at *54 (controlling person and his friends held all offices and dominated executive committee of board of directors).

•	Debtor/Credit or Relationship. “Control” may be indicated where one company is over-leveraged and indebted primarily to a single other person or company. See S.T. Jackson, 1950 SEC LEXIS 320, at *23 (controlling person could have chosen to foreclose on collateral at any time, thereby throwing company into receivership).

•	Original Incorporator. Some cases consider the fact that a person was the organizer and/or original incorporator relevant to a finding of “control.” See, e.g., ResourcesCorp., 1940 SEC LEXIS 344, at *53 (controlling person organized entity he controlled).

May 2, 2005

Factual Analysis

Equity Ownership. The Subject Stockholders are not in a “control” relationship with the Registrant because several other stockholders and blocks of stockholders have comparable or greater numbers of shares than any of the Subject Stockholders. In particular, Dara Biosciences individually and the Registrant’s Directors and Executive Officers as a group each hold substantially larger blocks of shares than any of the Subject Stockholders. In addition, Selena Pharmaceuticals holds a comparable number of shares to the SSF Entities as a group, and substantially more shares than either of the other Subject Stockholders. The relevant data is set forth in tabular format below.1

Stockholder	Shares	Options and Warrants	Total
Subject Stockholders

Special Situations Private Equity Fund, L.P.,	1,290,322	0	1,290,322
Special Situations Fund III, L.P.	967,742	0	967,742
Special Situations Cayman Fund, L.P.	322,581	0	322,581

Total SSF Entities	2,580,645	0	2,580,645

Joseph J. Grano	652,114	626,919	1,279,033

Joseph Barletta	32,258	0	32,258

Other Principal Stockholders or Groups

Dara Biosciences, Inc.	2,657,317	161,290	2,818,607

Selena Pharmaceuticals, Inc.	2,212,830	0	2,212,830

Executive Officers and Directors as a group	5,091,499	375,798	5,467,297

In addition, presentation of the percentage ownership of each of the Subject Stockholders in accordance with Rule 13d-3, as presented in the Registration Statement, does not accurately reflect the voting power of the Subject Stockholders.

[1]	For the purposes of this presentation, we believe it is appropriate to present Directors and Executive Officers as including nominees for director, but excluding directors who do not stand for reelection at the Registrant’s 2005 Annual Meeting, to be held on May 20, 2005. Including both current directors and nominees for director would result in a substantially higher number of shares. In addition, “Shares” includes shares of Common Stock issuable upon conversion of Series B Preferred Stock, consistent with the Registrant’s presentation in the Registration Statement.

May 2, 2005

This is because a substantial portion of the Registrant’s capitalization consists of Series B Preferred Stock which are excluded, pursuant to Rule 13d-3 of the Exchange Act, from the calculation of the beneficial ownership of all persons other than the person holding such securities. This is a particularly important factual consideration because the Series B Preferred Stock votes together with the Common Stock on an as-converted to Common Stock basis. In addition, the holders of the Series B Preferred Stock have protective provisions which require the consent of the holders of sixty percent of the Series B Preferred Stock to approve any action required to be submitted to the vote of the holders of capital stock.2

The Series B Preferred Stock will convert automatically into Common Stock when sufficient common stock is authorized for its conversion. The Registrant expects that this will occur immediately after its 2005 Annual Stockholders Meeting, which has been called for May 20, 2005. Beneficial ownership percentages of the Subject Stockholders, after conversion of the Series B Preferred Stock, will decrease substantially. A tabular presentation of this information is set forth below.

	Beneficial Ownership
Stockholder	Before Conversion of Series B Preferred	After Conversion of Series B Preferred
Special Situations Private Equity Fund, L.P.,	13.47%	7.96%
Special Situations Fund III, L.P.	10.10	5.97
Special Situations Cayman Fund, L.P.	3.37	1.99

Total SSF Entities	26.93	15.91

Joseph J. Grano[3]	12.53	7.59

Joseph Barletta	0.34	0.20

We believe that, for the purposes of determining whether any of the Subject Stockholders is in a “control” relationship with the issuer, the latter calculation is the appropriate one, since prior to the conversion of the Series B Preferred Stock even a 50% holder of common stock, calculated in accordance with Rule 13d-3, would not have the power to independently control the Registrant.

Service as an Officer or Director. None of the Subject Stockholders nor any representative of any of the Subject Stockholders has ever served as a member of the

[2]	The Staff is directed to page 43 of Amendment No. 3 for a description of the rights, preferences and privileges of the Series B Preferred Stock.
[3]	Note that a significant portion of Mr. Grano’s equity ownership – 549,500 shares, or 43%, are held in the form of stock options. These stock options are early exercisable, and so are included in the calculation of beneficial ownership. However, none of the stock options is vested, and are subject to cancellation (or, if exercised, repurchase) by the Registrant if his consulting relationship is terminated.

May 2, 2005

Registrant’s Board of Directors. In addition, none of the Subject Stockholders nor any representative of any of the Subject Stockholders has ever served an officer of the Registrant. None of the Subject Stockholders possesses the power, directly or indirectly, to elect or designate any member of the Registrant’s Board of Directors. The same is true with respect to Medivation.

Ability to Affect Management or Policies. None of the Selling Stockholders has the ability, by relationship, contract or otherwise, to affect the management or policies of the Registrant. None of the SSF Entities or Barletta has any relationship with the Registrant other than as an investor in the Registrant’s PIPE transaction. Grano has only a consulting relationship with the Registrant, and was an investor in Medivation prior to its merger with the Registrant, in addition to his role as an investor in the PIPE.

In addition, the SSF Entities hold their shares as passive investors. We are informed by representatives of the SSF Entities that their investment intent is purely passive. In a Schedule 13D filed with the Commission on January 10, 2005 with respect to the Registrant, the SSF Entities indicated that “the securities were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect” further evidencing their passive investment intent.

No Other Control Indicia. There are no other control indicia with respect to the Subject Stockholders. There are no familial relationships, no debtor-creditor relationships nor other business relationships between the Registrant and any of the Subject Stockholders. While each of the Subject Stockholders executed a voting agreement in connection with their investment in the PIPE, those voting agreements terminate at the adjournment of the Registrant’s 2005 Annual Stockholders Meeting, and do not support a “control” relationship with the Registrant.4

Conclusion

Based on the foregoing, we are of the opinion that none of the Subject Stockholders is in “control” of the Registrant, and, therefore, that none of the Subject Stockholders is an “affiliate” of the Registrant.

Registered Broker-Dealer of Affiliates of Broker Dealers

None of the above referenced selling stockholders is a registered broker-dealer or an affiliate of a registered broker-dealer. We note that Amendment No. 1 indicated by footnote in the selling stockholder table that Mr. Barletta was affiliated with a registered

[4]	The Staff is directed to page 41 of Amendment No. 3 for a description of the terms of the voting agreement.

May 2, 2005

broker-dealer. That disclosure was based on a written representation made to the Registrant by Mr. Barletta. We have been subsequently advised by Mr. Barletta that the representation was made in error.

2.	As it relates to Mr. Bailey’s experience, please provide information for the last five years as required by Item 401(a)(4) of Regulation S-B.

The Registrant has revised the disclosure on page 34 of Amendment No. 3 in response to the Staff’s comment.

3.	Your attention is directed to Item 310(g) of Regulation S-B and the possible need for updated financial statements and related disclosures.

The Registrant acknowledges the Staff’s comment.

4.	As an undertaking, please include the substance of the company’s supplemental response to our prior comment 1, i.e., “the registrant undertakes that it will not file a registration statement ....”

The Registrant has revised the disclosure on page II-8 of Amendment No. 3 in response to the Staff’s comment.

5.	We reviewed your response to comment 15. The financial statements required by Item 9.01 of Form 8-K should be filed in an amendment no later than 75 days after the completion of the acquisition. Please amend the filing to remove the post-acquisition financial statements of the subsidiary as of December 31, 2004, and provide the interim statements of operations, cash flows and related disclosures, as of September 30, 2004.

On May 2, 2005, the Registrant amended its Current Report on Form 8-K dated December 15, 2004 to remove the post-acquisition financial statements of the subsidiary as of December 31, 2004, and provide the interim statements of operations, cash flows and related disclosures, as of September 30, 2004 in response to the Staff’s comment.

6.	We reviewed your response to comment 17. Revise the Form 10-KSB to reflect all applicable comments on the Form SB-2, including those previously issued.

On May 2, 2005, the Registrant amended its Annual Report on Form 10-KSB to reflect all applicable comments on the Form SB-2, including those previously issued, in response to the Staff’s comment.

* * *

May 2, 2005

Thank you for your prompt review of Amendment No. 3. Please address any additional comments to the undersigned via facsimile at (415) 395-8095. If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (415) 395-8284, or Michael W. Hall at (650) 463-2655.

Very truly yours,

/s/ Bradley A. Bugdanowitz
Bradley A. Bugdanowitz of LATHAM & WATKINS LLP

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